中銀香港(控股)有限公司

File No.82-34675

Our Ref : BS(2004)140(JY)

04024403

14th April, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose an announcement issued by BOC Hong Kong (Holdings) Limited in Hong Kong and dated 13th April, 2004 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

4/19

..../page 2

香港花園道一號五十二樓
52/F, 1 Garden Road, Hong Kong.
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

香港花園道一號五十二樓
52/F, 1 Garden Road, Hong Kong.
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(the "**Company**")
(Stock Code: 2388)

ANNOUNCEMENT REGARDING A PUBLIC RELEASE OF UNAUDITED FINANCIAL RESULTS OF BANK OF CHINA

SUMMARY

On 13th April, 2004, Bank of China ("**BOC**") made a public release which include, among other things, the **unaudited** financial performance and results of BOC and its subsidiaries, including the Company (the "**BOC Group**") for the period ended 31st March, 2004. BOC, being a state-owned commercial bank in the People's Republic of China (the "**PRC**"), is interested in approximately 66% of the issued shares of the Company. Certain extracts from the public release are set out below.

THIS IS NOT THE ANNOUNCEMENT OF THE AUDITED OR UNAUDITED FINANCIAL RESULTS OF THE COMPANY FOR THE PERIOD ENDED 31ST MARCH, 2004. THIS ANNOUNCEMENT IS MADE BY THE COMPANY PURSUANT TO RULE 13.09 OF THE LISTING RULES.

On 13th April, 2004, BOC made a public release which include, among other things, the **unaudited** financial performance and results of the BOC Group for the period ended 31st March, 2004. BOC, being a state-owned commercial bank in the PRC, is interested in approximately 66% of the issued shares of the Company. The public release contained information including the **unaudited** pre-provision profit of the BOC Group as a whole and provided an overview of the operations of the BOC Group for the period ended 31st March, 2004. The public release can be downloaded from BOC's website at www.bank-of-china.com. Certain extracts from the public release (after minor editing changes) are set out below for the information of the shareholders of the Company.

"In the first quarter of 2004, the Bank of China group ("the Bank") realized an operating profit of RMB17.414 billion, an increase of RMB3.819 billion or 28% compared to the same period in 2003. It also represented 29% completion of the profit target of RMB60 billion for the whole year."

"From a geographical perspective, the major thrust for the profit growth came from the Head Office and mainland branches. Mainland organisations realised an operating profit of RMB13.359 billion, an increase of RMB3.795 billion or 40% compared to the same period in 2003. On the other hand, overseas organisations realised an operating profit of RMB4.055 billion, an increase of RMB0.024 billion or 0.6% compared to the same period in 2003."

"From a business perspective, the major thrust for the profit growth came from the traditional deposit and lending business with net interest income accounting for 76% of the total revenue, an increase of 17% compared to the same period in 2003. Intermediary business has maintained the business momentum and revenue generated from the intermediary business represented 16.5% of the total revenue, an increase of 46% compared to the same period in 2003. Investment income represented 7.5% of the total revenue, an increase of 33% compared to 2003. From a currency perspective, business denominated in RMB accounted for 38.74% of the total profits, an increase of 113.53% compared to the same period in 2003 whereas business denominated in foreign currency accounted for 61.26% of the total profits, an increase of 2.22% compared to last year."

"As at the end of March 2004, according to the five-category criteria for loan classification, the Bank's NPL balance was RMB342.357 billion or RMB9.359 billion less than that as at the end of 2003. The NPL ratio stood at 14.84% or 1.44 percentage points lower than that as at the end of last year. The NPL balance of mainland organisations were RMB315.27 billion or RMB3.979 billion less than that in the beginning of this year. The NPL ratio of mainland organisations was 16.64% or 1.63 percentage points lower than that in the beginning of this year. The NPL balance of overseas organisations were US$3.273 billion or US$0.65 billion less than that in the beginning of this year. The NPL ratio of overseas organisations was 6.57% or 1.29 percentage points lower than that in the beginning of this year."

"As at the end of March 2004, total deposits of overseas organisations were US$87.29 billion, a decrease of 2.49% compared to the end of last year whereas total advances of overseas organisations were US$46.35 billion, a decrease of 0.9% compared to the end of last year. Turnover of the international clearing business was US$50.4 billion, a decrease of 8.3% whereas the commission fee derived from international clearing business was US$0.04 billion, an increase of 10.3% compared to the same period in 2003."

GENERAL

The Company's shareholders and potential investors should note that all the figures contained in the public release are **unaudited** figures which are subject to audit by the BOC Group's auditors. Furthermore, the public release relates to the BOC Group as a whole, which has operations and investments in the PRC as well as other parts of the world (in addition to those in respect of the Company and its subsidiaries (the "Group")). **Accordingly, figures and discussions contained in the public release should in no way be regarded as to provide any indication or assurance on the audited financial results of the Group for the period ended 31st March, 2004.**

The Company's shareholders and potential investors should note that the unaudited results of the Group are subject to audit by the Company's auditors and are urged to exercise caution in dealing in the securities of the Company and are recommended to consult their own professional advisers if they are in doubt of their investment position.

By Order of the Board
Jason C. W. Yeung
Company Secretary

Hong Kong, 13th April, 2004

As at the date hereof, the Board of Directors of the Company is comprised of the following Directors:

* Mr. XIAO Gang *(Chairman)*
* Mr. SUN Changji *(Vice-chairman)*
Mr. HE Guangbei *(Vice-chairman and Chief Executive)*
* Mr. HUA Qingshan
* Mr. LI Zaohang
* Mr. ZHOU Zaiqun
* Ms. ZHANG Yanling
** Dr. FUNG Victor Kwok King
** Mr. SHAN Weijian
** Mr. TUNG Chee Chen
** Ambassador YANG Linda Tsao

* *non-executive directors*
** *independent non-executive directors*

Senior Adviser to the Board:
Mr. NEOH Anthony Francis